Exhibit 12

ANHEUSER-BUSCH COMPANIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated ($ in millions):

	2005	2004	2003	2002	2001
Earnings
Consolidated pretax income	$2,191.5	$2,999.4	$2,824.3	$2,623.6	$2,377.6
Dividends received from equity investees	210.1	179.0	169.2	46.7	25.8
Net interest capitalized	8.3	7.7	3.3	10.8	1.0
Fixed charges	502.3	471.1	442.6	406.8	402.8
Adjusted earnings	$2,912.2	$3,657.2	$3,439.4	$3,087.9	$2,807.2

Fixed Charges
Interest expense	$454.5	$426.9	$401.5	$368.7	$361.2
Interest portion of rent expense 1/	42.5	38.9	36.3	34.1	37.9
Amortization of deferred debt issuance costs	5.3	5.3	4.8	4.0
Total fixed charges	$502.3	$471.1	$442.6	$406.8	$402.8

Ratio of Earnings to Fixed Charges	5.8X	7.8X	7.8X	7.6X	7.0X

1/ Calculated as one-third of total rents paid.